00
11/22/13

[redacted]

13026240

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 18 2013
REGISTRATIONS BRANCH
19

SEC MISSION

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 12173

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2012 (MM/DD/YY) AND ENDING 9/30/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Burke, Lawton, Brewer & Burke, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

516 N. Bethlehem Pike
(No. and Street)

Ambler	PA	19002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Dean Karrash — 215-643-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. P. McAndrew & Co. P.C.
(Name – *if individual, state last, first, middle name*)

600 Bethlehem Pike	Erdenheim	PA	19038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00
12/18/13

OATH OR AFFIRMATION

I, W. Dean Karrash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Burke, Lawton, Brewer & Burke, LLC, as of September 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Maisha K. Bell, Notary Public
Abington Twp., Montgomery County
My Commission Expires Oct. 31, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JPM

J.P. McANDREW & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

BURKE, LAWTON, BREWER & BURKE, LLC
Financial Statement
September 30, 2013

Independent Auditor's Report

To the Member
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

Report on the Financial Statements

We have audited the accompanying financial statements of Burke, Lawton, Brewer & Burke, LLC, which comprise the statement of financial condition as of September 30, 2013 and the related statements of income (loss) and changes in member equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant

accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Burke, Lawton, Brewer & Burke, LLC as of September 30, 2013, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

J. M. Cantin & Company, PC

Erdenheim, Pennsylvania 19038
November 13, 2013

Burke, Lawton, Brewer & Burke, LLC
Statement of Financial Condition
September 30, 2013

Assets

Cash and cash equivalents	$524,969
Deposit with clearing organization	25,000
Receivable from clearing organization	62,895
Prepaid expenses and miscellaneous receivables	25,767
Marketable securities owned, at market value	416
Property and equipment, at cost, less accumulated depreciation $122,795	80,815
	$719,862

Liabilities and Member Equity

Accounts payable, accrued expenses and other liabilities	$18,607
Subordinated borrowings	0
Total Liabilities	18,607
Member Equity	701,255
	$719,862

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer & Burke, LLC
Statement of Income (loss) and Changes in Member Equity
For the Year Ended September 30, 2013

Revenues	
Commissions	$680,507
Net dealer inventory and investment income	179
Margin interest	11,722
Interest and dividends	88,238
Administration fees	2,835,948
	3,616,594
Expenses	
Employee compensation and benefits	3,099,988
Clearing charges	107,596
Communications	26,452
Occupancy and equipment	170,238
Taxes	12,191
Promotional costs	61,950
Data processing costs	33,104
Regulatory expenses	59,288
Other operating expenses	154,689
Interest expense	5,970
Depreciation	24,389
	3,755,855
Net Income (loss)	(139,261)
Member equity, October 1, 2012	841,448
Member distributions	(932)
Member equity, September 30, 2013	$701,255

The accompanying notes are an integral part of these financial statements.

Burke Lawton, Brewer and Burke, LLC
Statement of Changes in Subordinated Borrowings
For the Year Ended September 30, 2013

Subordinated borrowings at October 1, 2012	$200,000
Increase / (decrease):	
(Redemption) of subordinated note	(200,000)
Issuance of subordinated note	0
Subordinated borrowings at September 30, 2013	$0

The accompanying notes are an integral part of these financial statements.

Burke, Lawton, Brewer, & Burke, LLC
Statement of Cash Flows
For the Year Ended September 30, 2013

Cash flows from operating activities:	
Net income (loss)	($139,261)
Adjustment to reconcile net income (loss) to net cash provided by operating activities:	
Depreciation	24,389
(Increase) in receivable from clearing organization	(28,235)
(Increase) in prepaid expenses and miscellaneous receivables	(808)
(Increase) in marketable securities owned	(179)
(Decrease) in accounts payable, accrued expenses and other liabilities	(49,594)
Net cash (used) by operating activities	(193,688)
Cash flows from investing activities:	
Purchase of property and equipment	(10,850)
Net cash (used) in investing activities	(10,850)
Cash flows from financing activities:	
Repayment of subordinated borrowings	(200,000)
Member distributions	(932)
Net cash (used) in financing activities	(200,932)
Net decrease in cash and cash equivalents	(405,470)
Cash and cash equivalents, beginning of year	930,439
Cash and cash equivalents, end of year	$524,969
Supplemental cash flow information:	
Interest paid	$11,343

The accompanying notes are an integral part of these financial statements.

Burke, Lawton Brewer & Burke, LLC
Notes to Financial Statements
For the Year Ended September 30, 2013

Note 1. Significant Accounting Policies

Burke Lawton Brewer & Burke (the "Firm") is a limited liability company operating as a fully disclosed registered broker - dealer. The Firm is wholly owned by BLB&B Holdings.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

For the purposes of the statement of cash flows, the Firm has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Securities transactions and related revenue and expenses are recorded on a trade date basis.

Marketable securities are valued at market value. The resulting difference between cost and market value is included in income.

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged against operations. Depreciation is computed on a straight-line basis over the estimated useful lives of the assets (five to seven years). Depreciation expense for the period is $24,389.

Note 2. Deposit and Receivable from Clearing Organization

The Firm has on deposit $25,000 with its clearing organization to secure the clearing agreement. The Receivable from clearing organization includes amounts due for completed transactions.

Note 3. Securities Owned

Marketable securities owned consist of trading and investment securities at quoted market values. In accordance with FASB ASC 820, Fair Value Measurements, which establishes a framework for measuring fair value, the Firm measures fair value according to the following hierachy:

- Level 1 inputs are unadjusted quote prices in active markets for identical assets or liabilities;
- Level 2 inputs are inputs other than quoted market prices that are observable for the asset or liability;
- Level 3 inputs are unobservable inputs of asset and liability and rely on management's own assumptions.

All investments held by the Firm were considered Level 1 as follows:

	Cost	Fair Value	Unrealized Gain
Equity Securities	$11	$416	$405

Note 4. Subordinated Borrowings

The borrowings under subordination agreements at October 1, 2012 are listed as follows:

Subordinated Note, 3.58%, due July 31, 2013	$200,000

The subordinated borrowings were available in computing net capital under the SEC's Uniform Net Capital Rule. This agreement was paid off and satisfied on July 31, 2013.

Note 5. Retirement Plan

Effective January 1, 2013, the Firm adopted a 401(k) Profiting Sharing Retirement Plan for its employees, which allows participants to make contributions by salary reduction pursuant to section 401(k) of the Internal Revenue Code. The Firm is allowed to make discretionary matching and employer contributions to the Plan. The Plan covers all employees at least 21 years of age who have completed 250 hours of service within six consecutive months from their date of employment. All employees are immediately vested 100%. The Firm's contribution to the Plan for the year ended September 30, 2013 was $182,596.

Note 6. Related Party Transactions

The Firm leases its office from a member of BLB&B Holdings on a month to month basis. The total expense for the year ended September 30, 2013 was $120,000.

The Firm has an agreement with BLB&B Advisors, LLC (the "Advisor"), to share space, personnel and other general and administrative costs. Costs paid by the Firm attributable to the Advisor, are reimbursed by the Advisor and are included in the Statement of Income as of September 30, 2013.

Note 7. Income Tax

The Firm operates as an LLC, which is wholly owned by BLB&B Holdings. The Firm is not a taxable entity for federal and state income tax purposes. Accordingly, the Firm reports their share of income or loss within BLB&B Holdings federal and state tax returns.

Note 8. Net Capital Requirements

The Firm is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2013, the Firm had net capital of $594,254, which was $344,254 in excess of its required net capital of $250,000. The Firm's net capital ratio was .0313 to 1.

Note 9. Rule 15c3-3 Requirements

The operation of Burke Lawton Brewer & Burke, LLC does not include the physical handling of securities or the maintenance of open customer accounts. Accordingly, the Firm is exempt from the reserve provisions of Rule 15c3-3 under the exemption allowed by paragraph (k)(2)(ii) of such Rule.

Note 10. Fair Values of Financial Instruments

Financial instruments on the balance sheet as of September 30, 2013, comprised of cash, receivables, marketable securities and payables, are valued as noted below:

Cash, receivables, and payables - carrying amounts of these items are reasonable estimates of their fair value due to their short term nature.

Marketable securities - the fair value is estimated from quoted market prices for these or similar investments.

Note 11. Concentration of Credit Risk

Financial instruments, which potentially subject the Firm to concentration of credit risk, consist principally of cash and marketable securities.

The Firm places its cash with high credit quality institutions. At times such amounts may be in excess of the FDIC insurance limits. As of September 30, 2013, excess amounts over the FDIC insurance limits was $14,517.

Marketable securities consists of an equity security and money-market funds.

Note 12. Contingencies

The Firm clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Firm and the clearing broker, the clearing broker has the right to charge the Firm for the losses that result from counterparties' failure to fulfill its contractual obligations.

As the right to charge the Firm has no maximum amount and applies to all trades executed through the clearing broker, the Firm believes there is no maximum amount assignable to this right. The Firm believes that, since it only trades with customer invested funds, the risk of loss is remote. The Firm made no payments to the clearing broker related to this guarantee in 2013, and has recorded no liabilities with regard to the commitment as of September 30, 2013.

In addition, the Firm has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Firm's clearing broker monitors the credit standing of all counterparties with which it conducts business.

Note 13. Accounting for Uncertainty in Income Taxes

On October 1, 2009, the Firm adopted the provisions of FASB ASC 740-10, Accounting for Uncertainty in Income Taxes (formerly FASB Interpretation No. 48). There was no impact to the Firm's financial statements as a result of the implementation.

The Firm belives that there are no tax positions taken or expected to be taken that would significantly increase or decrease unrecognized tax benefits within twelve months of the reporting date.

None of the Firm's federal or state income tax returrns are currently under examination by the Internal Revenue Service (the IRS) or state authorities, However, tax years 2010 and later, remain subject to examination by the taxing authorities.

Note 14. Subsequent Events

The Firm has evaluated subsequent events through November 13, 2013, the date which the financial statements were available to be issued.

JPM

J.P. McANDREW & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on
Supplementary Information Required By
SEC Rule 17a-5

To the Member
Burke, Lawton, Brewer & Burke, LLC
Spring House, Pennsylvania

We have audited the accompanying financial statements of Burke, Lawton, Brewer & Burke, LLC for the year ended September 30, 2013, and have issued our report thereon dated November 13, 2013. Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedule I on the following pages is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

J.P. McAndrew & Company, PC

Erdenheim, Pennsylvania 19038
November 13, 2013

600 Bethlehem Pike, Erdenheim, PA 19038 • P.O. Box 4072, Philadelphia, PA 19118
Tel: 215-247-1804 • Fax: 215-247-1867

Schedule I

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2013

Net Capital		
Total member equity		$701,255
Add:		
Subordinated borrowings allowable in computation of net capital		0
Total capital and allowable subordinated borrowings		701,255
Deductions and/or charges		
Non-allowable assets		
Property and equipment	$80,815	
Prepaid expenses and miscellaneous receivables	25,770	106,585
		594,670
Less securities haircut pursuant to Rule 15c 3-1		
Other - worthless securities	$416	416
Net capital		$594,254
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and other liabilities		$18,607
Total aggregate indebtedness		$18,607
Computation of basic net capital requirement		
Minimum net capital required (based on aggregate indebtedness)		1,240
Minimum dollar required of reporting broker or dealer		250,000
Net capital requirement		$250,000
Net capital in excess of minimum required		$344,254
Ratio of aggregate indebtedness to net capital		.0313 to 1

Burke, Lawton, Brewer & Burke, LLC
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2013

Reconciliation to the Firm's computation as of September 30, 2013, net capital as reported	$594,070
To offset prepaid taxes with accrued taxes	600
Additional securities haircut pursuant to Rule 15c 3-1	(416)
Net capital per above	$594,254

Statement pursuant to paragraph (d) (4) of Rule 17a-J: Reconciliation of FOCUS Report

No material differences exist between the amount above and the computation by Burke, Lawton, Brewer & Burke, LLC in Part II-A of the FOCUS Report on Form X-17a-5 at September 30, 2013.

JPM

J.P. McANDREW & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Applying Agreed-Upon
Procedures Related to the SIPC Assessment Reconciliation

To the Members
Burke, Lawton, Brewer, & Burke, LLC
Spring House, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2012 to September 30, 2013, which were agreed to by Burke, Lawton, Brewer, & Burke, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating Burke, Lawton, Brewer, & Burke, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Burke, Lawton, Brewer, & Burke, LLC's management is responsible for the Burke, Lawton, Brewer, and Burke, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Cancelled Check, Bank Statements, Check Register and General Ledger] noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period October 1, 2012 to September 30, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [Schedule of Admin/Occupancy Revenue] supporting the adjustments and noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules [Schedule of Admin/Occupancy Revenue] supporting the adjustments noting no differences.

600 Bethlehem Pike, Erdenheim, PA 19038 • P.O. Box 4072, Philadelphia, PA 19118
Tel: 215-247-1804 • Fax: 215-247-1867

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and it is not intended to be and should not be used by any other than these specified parties.

J.P. McAndrew & Company, PC

Erdenheim, Pennsylvania 19038
November 13, 2013

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended **9/30/2013**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012173 FINRA SEP
BURKE LAWTON BREWER & BURKE LLC
PO BOX 950 C
SPRING HOUSE PA 19477

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,865.25

B. Less payment made with SIPC-6 filed (**exclude interest**) (902.59)

4/10/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 962.66

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 962.66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 962.66

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Burke, Lawton, Brewer & Burke, LLC
(Name of Corporation, Partnership or other organization)

Will D Kanash
(Authorized Signature)

Dated the 13 day of November , 2013 .

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2012** and ending **9/30/2013**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,616,594
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	28,398
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	179
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): Fees for acct. supervision, investment adv. &admin. svc. (Deductions in excess of $100,000 require documentation)	2,835,948
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,970	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	5,970
Total deductions	2,870,495
2d. SIPC Net Operating Revenues	$ 746,099
2e. General Assessment @ .0025	$ 1,865.25 (to page 1, line 2.A.)

Burke, Lawton, Brewer & Burke, LLC (CRD #1346)
SIPC 7
Attachment

2012/13 ALLOCATION AND REIMBURSEMENT CHARGE

USAGE OF BUILDING

			BLBB	BLBB ADV
	BLB&B	40%	40%	
	BLBB ADV	30%		30%
	COMMON	30%	15%	15%
			55%	45%

SHARED EXPENDITURE CATEGORIES FROM BLBB EXPENSE LEDGER

			Expense for period 10/1/12 to 9/30/13	% Allocated To BLBB ADV	$ Charged To BLBB ADV
GENERAL EXPENSES					
	Communications		$28,785	50%	$14,393
	Data Processing		$39,551	50%	$19,776
	General Office		$59,699	50%	$29,850
	Occupancy and Equip		$172,185	45%	$77,483
	Promotional		$21,991	50%	$10,996
	Regulatory - IA Only		$0	100%	$0
	Research		$54,030	100%	$54,030
	Tax		$14,009	50%	$7,005
			$390,250		$213,531
PERSONNEL COST					
	Life Insurance		$4,611		
	Medical Insurance		$109,002		
	Member Guaranteed Pmts.	$ 209,234			
	Less: Direct pmts. From BLBB Advisors	$ (123,101)			
	Net Member Guaranteed Pmts.		$86,133		
	Payroll		$297,198		
	Payroll Taxes		$100,623		
	Profit Sharing		$113,174		
		TOTAL	$710,741	85.58%	$608,252
	Total Allocated Expenses				$821,783
	Monthly Payment (Rounded)				$69,000

Monthly Payroll Adjustment beginning 1/1/2012

		Salary	Fee Adjustment	Total Annual Amt	Additional BLBB ADV Payment		
	Member #1	$ 160,000	$ 65,000	$ 225,000	$ 5,417		
	Member #2	$ 65,000	$ 185,000	$ 250,000	$ 15,417		
	Member #3	$ 70,000	$ 138,000	$ 208,000	$ 11,500		
					$ 32,333		
	SEP Contribution (10%)				$ 3,233		
	ER FICA Tax (7.65%)				$ 2,474		
	Total Wages, SEP & FICA				$ 38,040		
			Rounded			$38,000	
	Monthly Payment (Rounded)					$107,000	
	Payments for Oct-Sept., 2013 (12 Months)						$ 1,284,000

DIRECT PERSONNEL COSTS				
	Direct payroll reimbursements	$ 1,153,236	100%	$ 1,153,236
SERVICE AGREEMENT BONUS				
	Direct payroll reimbursements	$ 386,712	100%	$ 386,712
OTHER COSTS				
	Other	$ 12,000	100%	$ 12,000
TOTAL ADMIN/OCCUPANCY REVENUE				**$ 2,835,948**

JPM

J.P. McANDREW & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Internal
Accounting Control Required by SEC Rule 17a-5

To the Member
Burke, Lawton, Brewer, & Burke, LLC
Spring House, Pennsylvania

In planning and performing our audit of the financial statements of Burke, Lawton, Brewer & Burke, LLC (the "Firm") as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Firm's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Firm, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Firm in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Firm has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the

600 Bethlehem Pike, Erdenheim, PA 19038 • P.O. Box 4072, Philadelphia, PA 19118
Tel: 215-247-1804 • Fax: 215-247-1867

preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operations of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Firm's financial statements will not be prevented or detected and corrected, by the entity's internal control, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Firm's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2013, to meet the SEC's objectives.

This report is intended solely for the use of management, The Securities and Exchange Commission, The Financial Industry Regulatory Authority and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and it is not intended to be and should not be used by any other than these specified parties.

J.P. McCarthy & Company, PC

Erdenheim, Pennsylvania 19038
November 13, 2013

JPM

J.P. McAndrew & Company, P.C.

Certified Public Accountants

To the Member
Burke, Lawton, Brewer & Burke, LLC

In planning and performing our audit of the financial statements of Burke, Lawton, Brewer & Burke, LLC as of and for the year ended September 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Burke, Lawton, Brewer & Burke, LLC's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Firm's internal control. Accordingly, we do not express an opinion on the effectiveness of the Firm's internal control.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and, therefore, there can be no assurance that all such deficiencies have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses.

This communication is intended solely for the information and use of management, the members and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

J.P. McAndrew & Company, PC

Erdenheim, Pennsylvania 19038
November 13, 2013

600 Bethlehem Pike, Erdenheim, PA 19038 • P.O. Box 4072, Philadelphia, PA 19118
Tel: 215-247-1804 • Fax: 215-247-1867

JPM

J.P. McANDREW & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

BURKE, LAWTON, BREWER & BURKE, LLC
SIPC – General Assessment Reconciliation
September 30, 2013

JPM

J.P. McANDREW & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report on Applying Agreed-Upon Procedures Related to the SIPC Assessment Reconciliation

To the Members
Burke, Lawton, Brewer, & Burke, LLC
Spring House, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period October 1, 2012 to September 30, 2013, which were agreed to by Burke, Lawton, Brewer, & Burke, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and the other specified parties in evaluating Burke, Lawton, Brewer, & Burke, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Burke, Lawton, Brewer, & Burke, LLC's management is responsible for the Burke, Lawton, Brewer, and Burke, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries [Cancelled Check, Bank Statements, Check Register and General Ledger] noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2013, as applicable, with the amounts reported in Form SIPC-7 for the period October 1, 2012 to September 30, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [Schedule of Admin/Occupancy Revenue] supporting the adjustments and noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules [Schedule of Admin/Occupancy Revenue] supporting the adjustments noting no differences.

600 Bethlehem Pike, Erdenheim, PA 19038 • P.O. Box 4072, Philadelphia, PA 19118
Tel: 215-247-1804 • Fax: 215-247-1867

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and it is not intended to be and should not be used by any other than these specified parties.

J. M. Cordero & Company, PC

Erdenheim, Pennsylvania 19038
November 13, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **9/30/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

012173 FINRA SEP
BURKE LAWTON BREWER & BURKE LLC
PO BOX 950 C
SPRING HOUSE PA 19477

SEC MAIL PROCESSING SECTION RECEIVED NOV 1 8 2013 WASH. D.C. 193

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 1,865.25

B. Less payment made with SIPC-6 filed (**exclude interest**) (902.59)
4/10/13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 962.66

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 962.66

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 962.66

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Burke, Lawton, Brewer & Burke, LLC
(Name of Corporation, Partnership or other organization)

Will D Kanash
(Authorized Signature)

Dated the 13 day of November, 2013.

Chief Financial Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **10/1/2012** and ending **9/30/2013**

Item No. | **Eliminate cents**

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 3,616,594

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 28,398

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. 179

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Fees for acct. supervision, investment adv. &admin. svc. 2,835,948
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 5,970

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 5,970

Total deductions 2,870,495

2d. SIPC Net Operating Revenues $ 746,099

2e. General Assessment @ .0025 $ 1,865.25
(to page 1, line 2.A.)

Burke, Lawton, Brewer & Burke, LLC (CRD #1346)
SIPC 7
Attachment

2012/13 ALLOCATION AND REIMBURSEMENT CHARGE

USAGE OF BUILDING

			BLBB	BLBB ADV
	BLB&B	40%	40%	
	BLBB ADV	30%		30%
	COMMON	30%	15%	15%
			55%	45%

SHARED EXPENDITURE CATEGORIES FROM BLBB EXPENSE LEDGER

			Expense for period 10/1/12 to 9/30/13	% Allocated To BLBB ADV	$ Charged To BLBB ADV
GENERAL EXPENSES					
	Communications		$28,785	50%	$14,393
	Data Processing		$39,551	50%	$19,776
	General Office		$59,699	50%	$29,850
	Occupancy and Equip		$172,185	45%	$77,483
	Promotional		$21,991	50%	$10,996
	Regulatory - IA Only		$0	100%	$0
	Research		$54,030	100%	$54,030
	Tax		$14,009	50%	$7,005
			$390,250		$213,531
PERSONNEL COST					
	Life Insurance		$4,611		
	Medical Insurance		$109,002		
	Member Guaranteed Pmts.	$ 209,234			
	Less: Direct pmts. From BLBB Advisors	$ (123,101)			
	Net Member Guaranteed Pmts.		$86,133		
	Payroll		$297,198		
	Payroll Taxes		$100,623		
	Profit Sharing		$113,174		
		TOTAL	$710,741	85.58%	$608,252
	Total Allocated Expenses				$821,783
	Monthly Payment (Rounded)				$69,000

Monthly Payroll Adjustment beginning 1/1/2012

		Salary	Fee Adjustment	Total Annual Amt	Additional BLBB ADV Payment		
	Member #1	$ 160,000	$ 65,000	$ 225,000	$ 5,417		
	Member #2	$ 65,000	$ 185,000	$ 250,000	$ 15,417		
	Member #3	$ 70,000	$ 138,000	$ 208,000	$ 11,500		
					$ 32,333		
	SEP Contribution (10%)				$ 3,233		
	ER FICA Tax (7.65%)				$ 2,474		
	Total Wages, SEP & FICA				$ 38,040		
			Rounded			$38,000	
	Monthly Payment (Rounded)					$107,000	
	Payments for Oct-Sept., 2013 (12 Months)						$ 1,284,000
DIRECT PERSONNEL COSTS							
	Direct payroll reimbursements		$ 1,153,236	100%			$ 1,153,236
SERVICE AGREEMENT BONUS							
	Direct payroll reimbursements		$ 386,712	100%			$ 386,712
OTHER COSTS							
	Other		$ 12,000	100%			$ 12,000
TOTAL ADMIN/OCCUPANCY REVENUE							$ 2,835,948